KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited interim financial report of the Company has been prepared by and is the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of this financial report in accordance with securities legislation and the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Kelso Technologies Inc.
Consolidated Interim Statements of Financial Position
September 30, 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	September 30,	December 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$7,327,531	$4,462,531
Accounts receivable	2,274,501	1,259,340
Prepaid expenses	154,165	71,696
Inventory (Note 6)	2,994,006	2,139,750

	12,750,203	7,933,317
Intangible assets (Note 8)	31,296	57,939
Property and equipment (Note 7)	3,286,596	329,249
Deferred product costs	298,484	117,932
Deposit	12,780	12,780
Deferred income tax asset	-	832,171

	$16,379,359	$9,283,388

Liabilities
Current
Accounts payable and accrued liabilities (Notes 10, 11)	$2,526,995	$486,147

	2,526,995	486,147

Shareholders’ Equity
Capital Stock (Note 9)
Common shares (Note 9 (a))	20,087,073	18,086,144
Subscriptions received (Note 9 (a))	160,000	16,816
Share-Based Payments Reserve (Note 9 (b))	2,285,701	2,201,701
Deficit	(8,680,410)	(11,507,420)

	13,852,364	8,797,241

	$16,379,359	$9,283,388

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Anthony Andrukaitis” (signed”)
Anthony Andrukaitis, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Capital Stock			Share-based
	Number		Share	payments
	of shares	Amount	subscriptions	reserve	Deficit	Total

Balance, November 30, 2011	39,990,583	$16,073,471	$353,846	$1,573,179	$(13,964,056)	$4,036,440
Exercise of warrants	2,032,335	1,080,514	(353,846)	-	-	726,668
Exercise of options	334,929	109,551	-	-	-	109,551
Share-based payments	-	-	-	743,756	-	743,756
Income for the period	-	-	-	-	251,282	251,282

Balance, September 30, 2013	42,357,847	17,263,536	-	2,316,935	(13,712,774)	5,867,697

Balance, December 31, 2013	43,020,326	$18,086,144	$16,816	$2,201,701	$(11,507,420)	$8,797,241
Exercise of warrants	887,440	1,637,445	-	-	-	1,637,445
Exercise of options	595,000	363,484	-	-	-	363,484
Subscriptions received	-	-	143,184	-	-	143,184
Share-based payments	-	-	-	84,000	-	84,000
Dividends paid	-	-	-	-	(436,450)	(436,450)
Income for the period	-	-	-	-	3,263,460	3,263,460

Balance, September 30, 2014	44,502,766	$20,087,073	$160,000	$2,285,701	$(8,680,410)	$13,852,364

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Operations and Comprehensive Income
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September	September	September	September
	30,	30,	30,	30,
	2014	2013	2014	2013

Revenues	$5,936,597	$3,555,829	$17,065,015	$8,230,031
Cost of Goods Sold	3,131,208	2,128,360	9,074,273	5,243,880

Gross Profit	2,805,389	1,427,469	7,990,742	2,986,151

Expenses
Share-based payments (Note 9 (b))	84,000	739,500	84,000	743,756
Management fees (Notes 10 and 11)	307,033	139,212	921,325	401,497
Consulting and investor relations	83,041	64,027	300,431	276,807
Accounting and legal	69,803	39,433	196,570	103,265
Office and administration	245,664	203,453	716,179	593,402
Research	135,069	55,918	272,375	169,300
Travel	68,158	71,538	185,201	187,774
Marketing	176,535	100,056	404,746	250,565
TSX Listing Fee	-	-	200,000	-
Foreign exchange (gain)	238,377	(2,938)	257,494	(2,938)
Amortization of equipment and patent	-	6,879	-	11,696

	1,407,680	1,417,078	3,538,321	2,735,124

Income before the following	1,397,709	10,391	4,452,421	251,027
Interest income	11,341	255	29,190	255
Income tax	(450,011)	-	(1,218,151)

Net Income and Comprehensive Income for the Period	$959,039	$10,646	$3,263,460	$251,282

Basic and Diluted Earnings Per Share	$0.02	$0.00	$0.07	$0.01

Weighted Average Number of Common Shares Outstanding
Basic	43,578,947	41,034,281	43,578,947	41,034,281
Diluted	46,465,795	41,034,281	46,465,795	41,034,281

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	September 30,	September 30,
	2014	2013

Operating Activities
Net income	$3,263,460	$251,282
Items not involving cash
Amortization of equipment and patent	121,002	59,703
Share-based payments	84,000	743,756
Income tax	832,171	-

	4,300,633	1,054,741

Changes in non-cash working capital
Accounts receivable	(1,015,161)	(226,807)
Prepaid expenses and deposit	(82,469)	12,671
Inventory	(854,256)	(654,473)
Accounts payable and accrued liabilities	2,040,848	(8,641)

	88,962	(877,250)

Cash Provided (Used) in Operating Activities	4,389,595	177,491

Investing Activities
Property and equipment	(3,051,706)	(23,685)
Deferred product cost	(180,552)	-

Cash Used in Investing Activities	(3,232,258)	(23,685)

Financing Activities
Issue of and subscription for common shares, net of share issue costs	2,000,929	1,190,065
Shares subscribed	143,184	(353,846)
Dividend paid	(436,450)	-

Cash Provided by Financing Activities	1,707,663	836,219

Inflow (Outflow) of Cash	2,865,000	990,025
Cash, Beginning of Period	4,462,531	1,421,053

Cash, End of Period	$7,327,531	$2,411,078

Supplemental Cash Flow Information (Note 14)

See notes to consolidated interim financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the US over-the-counter market (“OTCQX”) under the symbol “KEOSF”. The Company’s head office is located at 7773 118A Street, Delta, British Columbia, V4C 6V1.

Effective December 31, 2012, the Company changed its fiscal year-end to December 31.

Effective October 14, 2014, the Company’s shares commenced trading on the NYSE MKT exchange under the trading symbol “KIQ”.

2.	BASIS OF PREPARATION

(a) Statement of compliance

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

(b) Basis of presentation and consolidation

The consolidated interim financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc.; both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated interim financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiary is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. To date, the Company has not recognized any impairment losses of long-lived assets.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued) Estimation uncertainty (Continued)

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(iv)	Share-based payments

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the stock option, volatility and dividend yield, and assumptions.

(v)	Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated interim financial statements

The consolidated interim financial statements of Kelso Technologies Inc. for nine months ended September 30, 2014 were approved and authorized for issue by the Board of Directors on November 6, 2014.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss
•

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective (Continued)

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013)

A revised version of IFRS 9 which:

•

Introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

•

Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss

•

Removes the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

This standard has no stated effective date.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

Amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements to:

•

provide “investment entities” (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39

•

require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries

•

require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated).

Applicable to annual periods beginning on or after January 1, 2014.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

Applicable to annual periods beginning on or after January 1, 2014.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective (Continued)

Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•

IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly

•

IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)

•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed

Applicable to annual periods beginning on or after July 1, 2014.

Annual Improvements 2011-2013 Cycle

Makes amendments to the following standards:

•	IFRS 1 — Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only)
•	IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself
•	IFRS 13 — Clarify the scope of the portfolio exception in paragraph 52
•	IAS 40 — Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

Applicable to annual periods beginning on or after July 1, 2014.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

	(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

	(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost and net realizable value on a weighted average basis. The stated value of all inventories includes raw materials and supplies purchase and assembly costs, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

	(c)	Intangible assets

The Company’s intangible assets include manway patents and eduction tube line rights with a finite useful life. The patents are capitalized and amortized on a straight-line basis over their thirteen-year protective term. The rights are capitalized and amortized on a straight-line basis over their two-year useful life. Intangible assets are tested for impairment on an annual basis or when events occur that may indicate impairment. If any such indications of impairment exist, the Company will estimate the recoverable amount of the asset and record any impairment on the carrying amount to profit or loss in the period.

	(d)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. New buildings are amortized over 20 years on a straight-line basis. Amortization is calculated over the estimated useful life of the property and equipment on a declining-balance basis at the following rates:

Building	– 4%
Leasehold improvements	– 20%
Production equipment	– 20%
Vehicles	– 30%

(e)	Research and development

Research costs are expensed as incurred. Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. In 2011, the Company commenced deferring development costs associated with the manway securement systems. In the year of deferral of product costs, the Company does not record amortization.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment. Provisions for sales discounts, returns and miscellaneous claims from customers are made at the time of sale.

	(g)	Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(h)	Foreign currency translation

The accounts of foreign operations are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the earnings/loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

	(j)	Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as an expense with a corresponding increase in share-based payments reserve. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in share-based payments reserve is transferred to capital stock.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the share-based payments reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through profit or loss.

All financial assets, except for those at fair value through profit or loss, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments (Continued)

	(ii)	Financial liabilities

The Company classifies its financial liabilities in the following categories: as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

Other financial liabilities are classified as current or non-current based on their maturity date.

	(iii)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for assets or liabilities that are not based on observable market data.

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT (Continued)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $7,327,531 (2013 - $4,462,531).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $2,274,501 (2013 - $1,259,340). The Company’s concentration of credit risk for accounts receivable with respect to Customer A is $618,328 (2013 - $342,650), while Customer B is $471,788 (2013 - $638,777) (note 15).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At September 30, 2014, the Company has $7,327,531 (2013 - $4,462,531) of cash and cash equivalents to settle current liabilities of $2,526,995 with the following due dates: trade accounts payable of $1,569,144 (2013 - $201,300) are due within three months; taxes payable of $441,105 (2013 - $Nil) are due within six months of the year end; management bonus payable of $507,290 (2013 - $269,434) are due within five and one half months of the year end and; due to related party balance of $9,456 (2013 - $15,413) is due on demand.

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2014 and December 31, 2013, the Company’s net exposure to foreign currency risk is as follows (in CDN):

	September 30,	December 31,
	2014	2013

Net assets	$4,954,723	$3,319,501

Based on the above, assuming all other variables remain constant, an 10% weakening or strengthening of the USD against the CAD would result in approximately $495,472 (2013 - $330,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

	(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	September 30,	December 31,
	2014	2013

Finished goods	$767,739	$1,211,968
Raw materials and supplies	2,226,267	927,782

	$2,994,006	$2,139,750

Included in cost of goods sold is $7,418,965 (2013 - $6,658,316) of direct material costs recognized as expense.

7.	PROPERTY AND EQUIPMENT

			Leasehold	Production
	Land	Building	improvements	equipment	Vehicles	Total
Cost
Balance, December 31, 2012	$12,558	$163,092	$32,610	$163,531	$27,674	$399,465
Additions	-	47,569	9,187	39,985	507	97,248
Write-off	-	-	-	(98,375)	-	(98,375)
Balance, December 31, 2013	$12,558	$210,661	$41,797	$105,141	$28,181	$398,338
Additions	-	2,727,305	-	324,400	-	3,051,705
Balance, September 30, 2014	$12,558	$2,937,966	$41,797	$429,541	$28,181	$3,450,043

Accumulated
Amortization
Balance, December 31, 2012	$-	$9,891	$9,525	$43,570	$6,504	$69,490
Amortization	-	6,128	4,617	24,198	6,351	41,294
Write-off	-	-	-	(41,695)	-	(41,695)
Balance, December 31, 2013	$-	$16,019	$14,142	$26,073	$12,855	$69,089
Amortization	-	35,831	4,148	51,044	3,335	94,358
Balance, September 30, 2014	$-	$51,850	$18,290	$77,117	$16,190	$163,447
Carrying Value
September 30, 2014	$12,558	$2,886,116	$23,507	$352,424	$11,991	$3,286,596
December 31, 2013	$12,558	$194,642	$27,655	$79,068	$15,326	$329,249

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

7.	PROPERTY AND EQUIPMENT (Continued)

Included in cost of goods sold is $94,358 (2013 - $36,206) of amortization related to property and equipment.

8.	INTANGIBLE ASSETS

	Patent	Rights	Total
Cost
Balance, December 31, 2012	$40,840	$65,000	$105,840
Additions	-	-	-

Balance, September 30, 2014 and
December 31, 2013	$40,840	$65,000	$105,840

Accumulated Amortization
Balance, December 31, 2012	$12,376	$-	$12,376
Amortization	3,025	32,500	35,525
Balance, December 31, 2013	$15,401	$32,500	$47,901
Amortization	2,268	24,375	26,643
Balance, September 30, 2014	$17,669	$56,875	$74,544

Carrying Value
September 30, 2014	$23,171	$8,125	$31,296
December 31, 2013	$25,439	$32,500	$57,939

Included in cost of goods sold is $26,643 (2013 - $32,500) of amortization related to rights.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the period ended September 30, 2014, there were revenues of $9,220 from sales of the manway securement systems. At September 30, 2014, there is a royalty payable of $461. The Company also holds a number of other patents, which have been fully amortized as at September 30, 2014.

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an eduction tube line (“ETS”) for $65,000. The vendor entered into a consulting agreement with the Company for a period of twenty-four months for a fee of $6,500 per month. The Company is obligated to pay a 7% royalty from sales on all ETS sold over the duration of the consulting contract. During the period ended September 30, 2014, there were revenues of $41,475. This agreement expired at the end of October 30, 2014.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

Issued:

(a)	Common shares

During the nine months ended September 30, 2014, the Company issued:

	(i)	887,400 shares pursuant to the exercise of share purchase warrants for proceeds of $1,637,445;

	(ii)	595,000 shares pursuant to the exercise of 595,000 share purchase options for proceeds of $363,484.

During the year ended December 31, 2013, the Company issued:

(i)

2,424,814 shares pursuant the exercise of share purchase warrants for proceeds of $1,746,846, of which $353,846 relating to the exercise of 999,000 warrants was raised during the year ended December 31, 2012.

(ii)

604,929 shares pursuant to the exercise of 604,929 share purchase options for proceeds of $150,593. Fair value previously recognized on options exercised of $115,234 was reclassified from share-based payments reserve to capital stock.

(iii)

In addition, the Company received share subscriptions for the exercise of an additional 5,000 warrants and 19,717 options for gross proceeds of $16,816. These shares were issued subsequent to December 31, 2013.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

		Nine months ended	Year ended
Exercise Price (CAD)	Expiry Date	September 30, 2014	December 31, 2013

$ 0.55	February 9, 2014	-	150,000
$ 0.65	November 25, 2014	150,000	150,000
$ 0.24	June 2, 2015	530,000	530,000
$ 0.24	October 4, 2015	100,000	300,000
$ 0.58	July 22, 2016	365,000	400,000
$ 0.58	August 25, 2016	100,000	100,000
$ 0.65	October 30, 2017	200,000	310,000
$ 0.70	October 7, 2019	28,571	28,571
$ 1.45 USD	March 31, 2017	770,000	870,000
$ 6.25 USD	July 7, 2019	100,000	-
Total outstanding		2,343,571	2,838,571
Total exercisable		2,343,571	2,838,571

A summary of the Company’s stock options as at September 30, 2014 and December 31, 2013, and changes for the periods then ended are as follows:

		Weighted
		Average
		Exercise
	Number	Price (CAD)

Outstanding, December 31, 2012	2,573,500	$0.41
Granted	870,000	$1.45 USD
Exercised	(604,929)	$0.26

Outstanding, December 31, 2013	2,838,571	$0.78
Granted	100,000	$6.25 USD
Exercised	(595,000)	$0.46
Outstanding, September 30, 2014	2,343,571	$1.03

The weighted average contractual life for the remaining options at September 30, 2014 is 1.8 years (December 31, 2013 – 2.43) .

Share-based payments

Share-based payments of $743,756 were recognized in the year ended December 31, 2013 for stock options granted, and the vesting of options granted in the prior year. 100,000 options were granted during the nine month period ended September 30, 2014 and a share-based payment of $84,000 (September 30, 2013 - $743,756) was recorded.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

		Nine months
	Year ended	ended
	December 31,	September 30,
	2013	2014

Risk-free interest rate (average)	1.62%	1.09%
Estimated volatility (average)	88%	154%
Expected life in years	3.65	2.35
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$ 0.85	$ 0.84

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

(c)	Share purchase warrants

As at September 30, 2014 and December 31, 2013, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				September
(CAD)	Date	2013	Issued	Exercised	Expired	30, 2014

USD$ 0.80	September 18, 2014	876,665	-	876,665	-	-
$ 5.25	October 31, 2014	754,050	-	210,773	-	543,277
		1,630,715	-	727,438	-	543,277

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				December 31,
(CAD)	Date	2012	Issued	Exercised	Expired	2013

$ 5.25	October 31, 2014	1,059,029	-	304,979	-	754,050
USD$ 0.80	September 18,2014	997,500	-	120,835	-	876,665
$ 0.70	July 25, 2013	1,000,000	-	1,000,000	-	-

		3,056,529	-	1,425,814	-	1,630,715

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2014	2013

Trade accounts payable	$1,569,144	$201,300
Related party payables (Note 11)	516,746	284,847
Taxes payable	441,105	-

	$2,526,995	$486,147

11.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. These amounts of key management compensation are included in the amounts shown on the consolidated statements of operations:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2014	2013

Management fees	$414,035	$401,497
Management bonus*	$507,290	$-

*

The Company has management bonus agreements whereby 10% of the annual net income before taxes and share-based payments is equally distributed to management. The Company is accruing the fee on a quarterly basis.

As at September 30, 2014, amounts due to a related party, which is unsecured and has no interest or specified terms of payments, is $9,456 (2013 - $15,413) for reimbursement of expenses to a director of the Company. These amounts are due on demand. At December 31, 2013, the Company had a bonus payable to its three senior officers of $269,434 on account of fiscal 2013. This was paid during the quarter ended June 30, 2014. In addition, the Company has accrued a bonus of $507,290, which is not due until May of 2015.

12.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois:

2014	$6,474
2015	26,640
2016	27,390
2017	28,140
2018 and thereafter	28,890

$117,534

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months
	ended	Year ended
	September 30,	December 31,
	2014	2013

Non-cash financing activities	$-	$-
Amortization of property and equipment allocated to cost of goods sold	$121,002	$41,294
Amortization of property and equipment allocated to inventory	$-	$5,088
Interest paid	$-	$-
Income taxes paid	$-	$-

14.	EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant periods is based on the following:

	Nine months
	ended	Year ended
	September 30,	December 31,
	2014	2013

Net income (loss) for the period attributable to common shareholders	$3,263,460	$2,456,636

Basic weighted average number of common shares outstanding	43,578,947	41,712,969
Effect of dilutive securities:
Options	2,343,571	2,170,120
Warrants	543,277	758,558
Diluted weighted average number of common shares outstanding	46,465,795	44,641,647

Basic earnings (loss) per share	$0.07	$0.06
Diluted earnings (loss) per share	$0.07	$0.06

All warrants and options are potentially dilutive in the period ended September 30, 2014 and the year ended December 31, 2013, but excluded from the calculation of diluted earnings per share are those for which the average market prices are below the exercise price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

15.	SIGNFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	Nine months	Nine month
	ended	ended
	September 30,	September 30,
	2014	2013

Customer A	$11,422,395	$5,061,166
Customer B	$2,131,129	$2,455,726

Both Customers A and B are major US corporations, who have displayed a pattern of consistent timely payment of accounts owing.

16.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current periods presentation.

17.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.

18.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to period end:

(a) The Company issued 343,986 common shares in settlement of 343,986 warrants exercised at CDN$5.25 for gross proceeds of $1,805,933.

(b) The Company issued 50,000 common shares in settlement of 50,000 options at $0.65 for gross proceeds of $32,500.

(c) 199,284 share purchase warrants exercisable at $5.25 expired unexercised.